TDC Obtains Full Ownership of TDC Switzerland

COPENHAGEN, Denmark, Feb. 20, 2003 (PRIMEZONE) -- TDC A/S (NYSE:TLD) has been notified by the remaining minority shareowners in TDC Switzerland, that each of them wishes to sell their shares to TDC by exercising their put options.

After having acquired these shares, TDC Group will be 100% owner of TDC Switzerland. The total consideration paid for the 21.3% minority shares, held by the minority shareowners at the beginning of 2002, amounts to CHF 1.627m (DKK 8.2bn).

The above mentioned put options were granted to minority shareowners as a part of the consideration in connection with TDC's acquisition of diAx and sunrise, announced in November 2000. The two companies were later merged, thereby creating TDC Switzerland.

This increase in ownership of TDC Switzerland was included in the preliminary Outlook for TDC for 2003 given with TDC's 3Q 2002 Earnings Release in November 2002.

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

 Shares: Copenhagen Stock Exchange
 Reuters TDC.CO
 Bloomberg TDC DC
 Nominal value DKK 5
 ISIN DK0010 253335
 Sedol 5698790

 Shares: New York Stock Exchange
 Reuters TLD.N
 Bloomberg TLD US
 One ADS represent one half common share
 ISIN US8723 6N1028
 Sedol 2883094

CONTACT:  TDC A/S
          Investor Relations
          +45 3343 7680
          www.tdc.com